November 18, 2016

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Jagged Peak Energy Inc.

Draft Registration Statement on Form S-1
Submitted October 11, 2016
CIK No. 0001685715

Ladies and Gentlemen:

Set forth below are the responses of Jagged Peak Energy Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 7, 2016, with respect to Draft Registration Statement on Form S-1, CIK No. 0001685715, submitted to the Commission on October 11, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Confidential Draft Submission No. 2 on Form S-1 (“Submission No. 2”) via EDGAR. For convenience, we will hand deliver three full copies of Submission No. 2, as well as three copies of Submission No. 2 marked to show all changes made since the initial submission of the Registration Statement. We are also concurrently providing certain information responsive to Comment No. 4 and Comment No. 7 in a separate letter addressed to Ronald M. Winfrey as requested per Comment No. 7, with a courtesy copy to Anuja A. Majmudar at the address set forth above (the “Supplemental Letter”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Submission No. 2 unless otherwise specified.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: To date, neither we nor anyone authorized on our behalf has engaged in any “testing-the-waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that we or anyone authorized on our behalf present any written communications to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of such written communications.

Summary, page 1

Business Overview, page 1

2.                                      We note your disclosure in the first paragraph of the “Business Overview” section in which you disclose that your acreage has “significant oil-in-place within multiple stacked hydrocarbon bearing formations.” Please revise to clarify this information for investors not familiar with technical engineering terminology.

RESPONSE:  We have revised the Registration Statement to add a definition for “stacked-hydrocarbon bearing formations” under “Glossary of Oil and Natural Gas Terms.”  Please see page A-5 of Submission No. 2.

3.                                      You state at page 1 that “Mr. Jaggers and his teams have a proven track record of achieving significant production and reserve growth in unconventional plays in the United States....” If you retain the assertion, please provide us with detailed supplemental support for it, including quantification. We note the related disclosure at page 8.

RESPONSE:                            We acknowledge the Staff’s comment and submit to the Staff the supplemental information below to support the assertion that “Mr. Jaggers and his teams have a proven track record of achieving significant production and reserve growth in unconventional plays in the United States....”.

Joseph N. Jaggers, our Chief Executive Officer, has the track record of achieving significant production and reserve growth in unconventional hydrocarbon resource plays in the United States as described below:

•                  From 2000 to 2001, Mr. Jaggers was the President and Chief Operating Officer of Barrett Resources Corporation and from 2001 to 2006 he was the Vice President, Exploration & Production for Williams Companies Inc., overseeing the Barrett Resources Corporation assets purchased by Williams Companies Inc.  These assets included unconventional tight sand formations and coal bed methane reserves in the Piceance, San Juan and Powder River Basins.  During his tenure at Barrett Resources Corporation and Williams Companies Inc., the production from these assets increased approximately seven times and reserves increased approximately three times.

•                  From 2006 to 2010, Mr. Jaggers was the President and Chief Operating Officer of Bill Barrett Corporation.  Bill Barrett Corporation’s assets included unconventional tight sand formations and coal bed methane reserves in the Wind River, Uinta, Powder River and Piceance Basins.  During his tenure at Bill Barrett Corporation, production nearly doubled and reserves more than tripled.

•                  From 2010 to 2012, Mr. Jaggers was the President and Chief Executive Officer of Ute Energy LLC. In his role of Chief Executive Officer, he lead the development of unconventional tight, waxy crude oil reservoirs in Northeast Utah, and oversaw a production increase from 2,054 net Boe/d to 7,800 net Boe/d and an increase in reserves from 8.2 MMboe to 49.2 MMboe.

•                  From 2013 to the present, Mr. Jaggers has served as our President and Chief Executive Officer.  As our President and Chief Executive Officer, he has lead the development of unconventional tight oil reservoirs in the Delaware Basin in West Texas, and has overseen a growth in production of approximately 7,000 net Boe/d and an increase in reserves of approximately 32.5 MMboe.

•                  Each of the leadership roles listed above required Mr. Jaggers to lead a team of professionals applying petroleum geology and petroleum engineering principles to unconventional plays where technical innovation was the primary driver behind increasing the production of hydrocarbons to economic levels.

In addition, Greg Hinds, our Chief Operating Officer, has the track record of achieving significant production and reserve growth in unconventional hydrocarbon resource plays in the United States as described below:

•                  From 1999 to 2002, Mr. Hinds was the Manager of Geology for Pennaco Energy, Inc. In his role as Manager of Geology, he assisted in the development of unconventional coalbed methane reservoirs in the Powder River Basin of Northeast Wyoming and oversaw a natural gas production increase of greater than 150 MMcf/d.

•                  From 2002 to 2011, Mr. Hinds was the Vice President for the Uinta Basin for Bill Barrett Corporation. In his role as Vice President for the Uinta Basin, he assisted in the development of unconventional tight gas producing sands in the West Tavaputs Field in Northeast Utah and oversaw a natural gas production increase from approximately 1.4 MMcf/d to greater than 120 MMcf/d and an increase in natural gas reserves from less than 1 Bcf to approximately 800 Bcf.

•                  From 2011 to 2012, Mr. Hinds was the Chief Operating Officer of Ute Energy LLC. In his role of Chief Operating Officer, he assisted in the development of unconventional tight, waxy crude oil reservoirs in Northeast Utah, and oversaw a production increase from 2,054 net Boe/d to 7,800 net Boe/d and an increase in reserves from 8.2 MMboe to 49.2 MMboe.

•                  From 2013 to the present, Mr. Hinds has served as our Chief Operating Officer. As our Chief Operating Officer, he has assisted in the development of unconventional tight oil reservoirs in the Delaware Basin in West Texas, and has overseen a growth in production of approximately 7,000 net Boe/d and an increase in reserves of approximately 32.5 MMboe.

•                  Each of the leadership roles listed above required Mr. Hinds to apply petroleum geology and petroleum engineering principles to unconventional plays where technical innovation was the primary driver behind increasing the production of hydrocarbons to economic levels.

4.                                      You make various statements that your acreage is located in the “core oil window” of the Southern Delaware Basin and that it is “one of the most prolific unconventional resource plays.” Please revise to clarify how you define the “core oil window” in this context. Also, if the Wood Mackenzie report you cite at pages 6 and 85 is publicly available without a subscription, please provide us with the internet address where it may be found. In the alternative, please provide us with a supplemental copy of the report.

RESPONSE:                            We have revised the Registration Statement to clarify how we define the “core oil window” of the Southern Delaware Basin.  Please see pages 1 and 81 of Submission No. 2.

In addition, we have provided to the Staff under separate cover of the Supplemental Letter an excel file containing the information provided to us by Wood Mackenzie and cited on pages 6 and 85 of the Registration Statement.

5.                                      You state “As of September 30, 2016, we have drilled and completed 16 horizontal wells.” On page eight, you state that that you drilled seven horizontal wells in 2016 and 13 horizontal wells in 2015 and 2014. Please explain this apparent inconsistency and, if appropriate, amend your document to disclose the proper well count.

RESPONSE:                            As of September 30, 2016, we had drilled a total of 20 wells.  Three of the wells we had drilled as of September 30, 2016 were awaiting completion as of such date.  In addition, we have excluded one well that was drilled in 2014 and is currently producing, but at a lower rate than our other wells due to the short lateral length and other characteristics of the well completion that resulted from mechanical issues encountered in drilling the well.  Accordingly, we view this well as only partially drilled and uncompleted, although it is producing as an open hole, and for that reason, we have excluded the well from our calculation of the number of wells we have drilled and completed as of September 30, 2016 in our disclosure on pages 2, 3, 5, 81, 83, 84, 89 and 90.  We have added disclosure on pages 5 and 84 of Submission No. 2 to clarify that we have excluded such well from our number of drilled and completed wells.

6.                                      You state that the Wolfcamp and Bone Spring formations are “significantly delineated” under your acreage. Please amend your document to disclose the nominal depths for the tops of these formations.

RESPONSE:                            We have revised the Registration Statement accordingly.  Please see pages 2, 81 and 82 of Submission No. 2.

7.                                      Please provide us with the petroleum engineering reports you used as the basis for your December 31, 2015 proved reserves disclosures. You may furnish these materials on digital media such as flash drive or compact disk.

The report should include:

a)                                     One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)                                     Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)                                      Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories;

d)                                     Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for the largest well and for the largest proved undeveloped location in each of the Cochise and Whiskey River project areas (four total properties). Include the AFE/capital cost inventory for both of the PUD locations. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

RESPONSE:                            We have provided the requested information under separate cover of the Supplemental Letter.

Corporate Reorganization, page 9

8.                                      Please expand your disclosure to describe the reorganization transactions that you plan to complete prior to closing this offering.

RESPONSE:                            We are in the process of evaluating alternatives with respect to the reorganization transactions we will undertake prior to the closing of this offering.  Once finalized, we will provide additional detail regarding these transactions in a subsequent amendment to the Registration Statement.

9.                                      Please also revise to provide an organizational chart or other visual representation of your structure after giving effect to this offering and the reorganization transactions that you plan to complete prior to closing this offering.

RESPONSE:  We are in the process of evaluating alternatives with respect to the reorganization transactions we will undertake prior to the closing of this offering.  Once finalized, we will include organizations charts reflecting both our pre-offering and post-offering structure in a subsequent amendment to the Registration Statement.

Use of Proceeds, page 51

10.                               Under “Capital Requirements and Sources of Liquidity” at page 71, please quantify, or appropriately cross-reference, the 2017 capital budget, once known. Insofar as you state at page 71 that your “cash flow from operations, additional borrowings under our credit facility and a portion of the proceeds from this offering will provide us with sufficient liquidity to execute our current capital program through 2017,” also quantify in the Use of Proceeds section how much of your capital program in 2017 you anticipate funding through additional credit facility borrowings. We note your statement in this section that “We may at any time reborrow amounts repaid under our credit facility, and we expect to do so in the future to fund our capital program.” In revising the disclosure as appropriate, please see generally the Instructions to Item 504 of Regulation S-K, including Instruction 3.

RESPONSE:                            We are currently in the process of evaluating and finalizing our 2017 capital budget.  In the interim, we have revised the Registration Statement to indicate the areas in which we will provide additional detail regarding our 2017 capital budget once that process is complete.  Please see pages 9, 21 and 51 of Submission No. 2 for such additional disclosure which we will quantify in a subsequent amendment to the Registration Statement.  In addition, we have revised our “Use of Proceeds” section to clarify that we intend to fund our 2017 capital program with cash flow from operations, the net proceeds from the offering remaining after paying down our outstanding indebtedness and additional borrowings under our revolving credit facility.  However, because our 2017 capital program would be first funded with cash flow from operations and our cash flow from operations for 2017 is uncertain at this time, we are unable to quantify the amount of revolver borrowings that will be used to fund our 2017 capital program.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

Six Months Ended June 30, 2016, Compared to Six Months Ended June 30, 2015, page 64

General and Administrative Expenses, page 66

11.                               You explain that the increase in G&A during the period was primarily due to a $1.0 million non-recurring charge in the first quarter of 2016. Please expand this disclosure to clarify the nature of this item and the causes for the change. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.04 and 501.12.b of the Financial Reporting Codification for guidance.

RESPONSE:                            We have revised the Registration Statement accordingly.  Please see pages 66 and 67 of Submission No. 2.

Oil and Natural Gas Data, page 91

12.                               We note your statement, “Our proved reserve estimates as of December 31, 2015 and 2014, were prepared by us and audited by Ryder Scott, our independent petroleum engineers.” Exhibit 99.2, Ryder Scott’s third party reserve report for December 31, 2015 states, “At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold interests of Jagged Peak Energy LLC (JPE) as of December 31, 2015.” Please amend your document to disclose your third party engineer’s assignment consistently throughout your filing.

RESPONSE:                            We have revised the Registration Statement accordingly.  Please see page 91 of Submission No. 2.

Management, page 110

13.                               Please revise the sketches for your CEO and COO to discuss their principal business experiences for the five-month period from November 2012 until each joined Jagged Peak in April 2013. Item 401(e) of Regulation S-K requires a discussion of the most recent five years for each such individual.

RESPONSE:                            We have revised the Registration Statement accordingly.  Please see pages 110 and 111 of Submission No. 2.

Audit Committee, page 113

14.                               We note your disclosure that you intend to establish an audit committee prior to completion of the offering. Once the information is available, please identify each member of the audit committee by name.

RESPONSE:                            We acknowledge the Staff’s comment and, once the audit committee is established, will identity each member of the audit committee by name in a subsequent amendment to the Registration Statement.

Executive Compensation, page 116

15.                               Please provide the executive compensation disclosure for the fiscal year ended December 31, 2015, and include the historical compensation disclosure for all of your named executive officers that served in such capacities with your predecessor, Jagged Peak Energy LLC.

RESPONSE:                            We have revised the Registration Statement accordingly.  Please see pages 116 through 118 of Submission No. 2.

16.                               The disclosure you provide under “Public Company Expenses” at page 63 suggests that you did not compensate independent directors in prior periods. If this is not the case, please provide the director compensation information that Item 402(k) of Regulation S-K requires for the fiscal year ended December 31, 2015. In this regard, we note that Messrs. VanLoh and Webster have served as members of your predecessor since April 2013.

RESPONSE:                            We respectfully advise the Staff that we did not compensate independent directors in prior periods other than reimbursement for travel costs and related expenses.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-3613 or (713) 758-2790.

Very truly yours,

JAGGED PEAK ENERGY INC.

By:	/s/ Joseph N. Jaggers
Name:	Joseph N. Jaggers
Title:	Chief Executive Officer

Enclosures

cc:                                Douglas E. McWilliams

Julian J. Seiguer

Vinson & Elkins L.L.P.